Paul Hastings Letterhead

May 8, 2009

VIA EDGAR

Mr. H. Christopher Owings

Assistant Director

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., MS 3561

Washington, D.C. 20002

Re:	Commerce Energy Group, Inc.
Preliminary Proxy Statement on Schedule 14A Filed January 28, 2009

Dear Mr. Owings:

Enclosed for electronic filing via EDGAR pursuant to the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on behalf of our client Commerce Energy Group, Inc. (the “Company”), is Amendment No. 1 (“Amendment No. 1”) amending the Company’s Preliminary’s Proxy Statement on Schedule 14A filed with the United States Securities and Exchange Commission (the “Commission” or the “SEC”) on January 28, 2009 (the “Initial Preliminary Proxy Statement”).  Amendment No. 1 is marked to indicate changes from the Initial Preliminary Proxy Statement.  The Initial Preliminary Proxy Statement, as amended by Amendment No. 1 and all future amendments, is referred to herein as the “Proxy Statement.”  Capitalized terms not otherwise defined herein shall have the meaning ascribed to them in the Proxy Statement.

Amendment No. 1 is also being filed in response to comments received from the staff (the “Staff”) of the Commission by letter dated February 25, 2009 with respect to the Initial Preliminary Proxy Statement.  The numbering of the paragraphs below corresponds to the numberings in the comment letter, the text of which we have incorporated into this response letter for convenience.   Page references in the text of this response letter correspond to the page numbers of Amendment No. 1.

Proxy Statement on Schedule 14A

General

1.                                       We note that you sometimes indicate that the sole director of the Company is soliciting proxies (for example, on page 1 of the proxy statement) and other times indicate that the Company is soliciting proxies (for example, on page 11 of the proxy statement).  Please conform the language regarding the person or entity on whose behalf the solicitation of proxies is being made throughout the proxy statement.

Response:

In response to the Staff’s comments, the Company has disclosed on page 1 of the Proxy Statement that the Company is soliciting proxies.  This change has been made throughout the Proxy Statement.

2.                                       Please confirm to us that the reason you did not provide the information required by Item 23 of Schedule 14A is because you do not anticipate any situation in which one proxy statement will be delivered to two or more stockholders of the Company who share an address.

Response:

In response to the Staff’s comment, the Company has provided the disclosure required by Item 23 of Schedule 14A on page 39 of the Proxy Statement under the caption “Delivery of Proxy Statement to Stockholders Sharing an Address”.

Plan of Liquidation, page 2

3.                                       Please expand this section, as well as the subsection “Amendment, Modification or Abandonment of the Plan of Liquidation” on page 16, to indicate whether your sole director will amend, modify or abandon the Plan of Liquidation without further shareholder approval.

Response:

In response to the Staff’s comment, the Company has expanded its disclosure in  the Proxy Statement on page 2 under the caption “Plan of Liquidation” and on page 32 under the caption “Proposal 1 — Plan of Liquidation and Dissolution — Plan of Liquidation — Amendment, Modification, Abandonment or Delay of the Plan of Liquidation,” to make clear that (i) the sole director may modify, amend or abandon the Plan of Liquidation, to the extent permitted by applicable law, without further shareholder approval; and (ii) although he has such authority, he currently has no plans to modify, amend, abandon or delay the Plan of Liquidation.

Proposal 1 — Plan of Liquidation and Dissolution, page 12

Background and Reasons for the Plan of Liquidation, page 12

4.                                       Please expand this section to briefly discuss the event of default.  In addition, provide a discussion regarding management’s alternatives and the reason(s) management determined to agree to the Consensual Foreclosure.  In your discussion, please indicate why you determined that liquidation would not result in money being returned to the shareholders in view of your receivables.  Further, provide disclosure on your process for selecting The Mentor Group for the fairness opinion.  Indicate whether you had any previous material relationship with Mentor, and include in your discussion the consideration given, if any, to presenting the transaction to the shareholders for a vote.  Please also indicate whether you had any material relationship with AP Finance and Commerce Gas and Electric Corp prior to the August 21, 2008 transaction and the December 11, 2008 notification, respectively.  Finally, indicate that Commerce Energy will continue as a subsidiary of Commerce Gas and Electric, if true.

Response:

In response to the Staff’s comments, the Company has addressed each inquiry in an expanded background section of the Proxy Statement under the caption “Proposal 1 — Plan of Liquidation and Dissolution — Background,” commencing on page 12.

Specifically, the Company has provided (i) a historical perspective of the alternatives faced by the Company, including liquidation; (ii) the reasons that the Consensual Foreclosure was chosen as the best available alternative at the time; (iii) the process for selecting The Mentor Group to render the fairness opinion; and (iv) insight whether the Board of Directors of the Company considered allowing the stockholders to vote on the Consensual Foreclosure transaction.

Other than as an interested party trying to acquire the Company, no relationship existed between the Company, on the one hand, and Universal Energy Group, Ltd.(“Universal”), the parent company of Commerce Gas and Electric (“CG&E”), and any of its affiliates, including CG&E on the other hand, prior to the Consensual Foreclosure transaction.  Prior to entering into the Note and Warrant Purchase Agreement on August 21, 2008, no relationship existed between the Company, on the one hand, and Platinum Partners LLC (“Platinum”), and/or its affiliate AP Finance, LLC or any of their affiliates, on the other hand.

The revised disclosure in the Proxy Statement makes clear that Commerce Energy, Inc. (“Commerce”) is currently a direct, wholly-owned subsidiary of CG&E and an indirect subsidiary of Universal.  Since the Company is not affiliated with Universal, it cannot speak to the future of companies not within its control or influence.

Background and Reasons for the Plan of Liquidation, page 12

5.                                       Expand the second paragraph on page 13 to describe and quantify the “certain liabilities and obligations of the Company,” including a separate discussion of the employment agreements and the severance obligations.  In this regard, discuss and quantify the pending known obligations and liabilities and an estimate of the contingency reserve.

Response:

In response to the Staff’s comment relating quantifying “certain liabilities and obligations,” the Company has included additional disclosure on page 25 of the Proxy Statement under the caption “Proposal 1 — Plan of Liquidation and Dissolution — Background,” to quantify the amount of the liabilities and obligations of the Company assumed by the Lenders.  Further, under the same caption, on pages 26 and 27 of the Proxy Statement, the Company has included a separate discussion regarding the employment agreements and severance obligations assumed by the Lenders.

In response to the Staff’s comments regarding known liabilities and obligations, the Company has explained how it provided for payment of its “known liabilities and obligations” on pages 25 and 31 of the Proxy Statement.  The principal method to satisfy the Company’s known liabilities and obligations was to have them assumed by Commerce and to have Universal guarantee that Commerce would satisfy the liabilities it assumed.

With the exception of funds retained by the Company to pay expenses to hold the Special Meeting, prepare the Proxy Statement, make necessary SEC filings and wind-up the affairs of the Company, all the remaining assets of the Company were distributed to the stockholders in the December 2008 cash distribution related to the Consensual Foreclosure transaction.

Based upon current estimates, after the conclusion of the Special Meeting, only a de minimus amount of cash will be left to wind-up the affairs of the Company.  Accordingly,  there will be no funds to establish a contingency reserve.   Even if the Company had available cash, based upon the analysis of the sole director and the sole executive officer of the Company, the Company does not believe that there will be any unknown liabilities and obligations, as defined under applicable law, which would warrant the establishment of a contingency reserve.  That conclusion is set forth on page 28 of the Proxy Statement under the sub-caption “Factors to Consider in Deciding Whether to Approve the Plan of Liquidation,” and again on page 31 of the Proxy Statement under the sub-caption “Potential Liability of Stockholders; No Contingency Reserve.”

Background and Reasons for the Plan of Liquidation, page 12

6.                                       Please include in your disclosure the Company’s filing with the Commission of a Form 25 on December 23, 2008, as well as an explanation of the consequences of such filing.

Response:

In response to the Staff’s comment, the Company has added a paragraph on page 32 of the Proxy Statement under the sub-caption “Removal From Listing; Final Record Date; No Further Transfers and/or Trading of Common Stock” stating that it filed a Notification of Removal From Listing and/or Registration Under Section 12(b) of the Securities Exchange Act of 1934 on Form 25 on December 23, 2008 with the Commission.  The paragraph explains the consequences of such filing for the Company and the stockholders.

Information About the Plan of Liquidation, page 15

Interests of Our Sole Director and Sole Executive Officer, page 19

7.                                       Please confirm to us that your disclosure in this section includes consideration of all persons who were directors or executive officers since the beginning of the Company’s last fiscal year.  Please refer to Item 5(a)(1) of Schedule 14A.

Response:

In response to the Staff’s comments, the Company has (i) renamed the sub-caption on page 34 of the Proxy Statement to read as follows:  “Interests of the Company’s Directors and Executive Officers”; and (ii) added disclosure to the existing paragraph under that sub-section to make clear that, except as disclosed,  no person who has been a director or executive officer of the Company since August 1, 2007 has any substantial interest, direct or indirect, by security interest or otherwise, in the Plan of Liquidation.

Security Ownership of Certain Beneficial Owners and Management, page 22

8.                                       In footnote 3 to the beneficial ownership table, please revise the dates currently identified as “February 90, 2008.”

Response:

The Company informs the Staff that it has corrected the dates in footnote 3 to the beneficial ownership table on page 37 of the Proxy Statement on which Mr. Boss resigned as Chief Executive Officer of the Company and Mr. Craig was appointed Chief Executive Officer of the Company, to “February 20, 2008.” We also corrected the termination date for Mr. Ulry in the same footnote.

Security Ownership of Certain Beneficial Owners and Management, page 22

9.                                      Please confirm to us that you have not described any arrangements whose operation may result in a change in control of the Company at a later date because no such arrangements exist.  Please refer to Item 403(c) of Regulation S-K.

Response:

The Company confirms to the Staff that there are no arrangements whose operation may result in a change in control of the Company which are not described in the Proxy Statement.

Submission of Stockholder Proposals for the Annual Meeting for the Fiscal Year Ending July 31, 2009, page 23

10.                                 Based on our reading of Section 2.16 of the Company’s bylaws, in the event the date of the Company’s annual meeting is changed by more than 30 days before or 70 days after the first anniversary of the preceding year’s annual meeting, both director nominations by stockholders and stockholder proposals must be received no earlier than 120 days prior to the annual meeting, nor later than the later of 90 days prior to such meeting or the 10th day after the day on which public announcement of the date of the meeting is made.  If that is correct, please revise your disclosure in the last paragraph on page 23 and the last paragraph on page 24 accordingly.

Response:

In response to the Staff’s comment, the Company has revised the second paragraph under the sub-caption “Nomination for Directors for the Annual Meeting for the Fiscal Year Ending July 31, 2009” on page 37 of the Proxy Statement and the second paragraph under the caption “Stockholder Proposals for the Annual Meeting for the Fiscal Year Ending July 31, 2009” on page 38 of the Proxy Statement to insert the words “the later of” to describe the time on which both director nominations by stockholders and stockholder proposals must be received by the Company under the Company’s advance notice bylaws.

Nominations for Directors for the Annual Meeting for the Fiscal Year Ending July 31, 2009, page 23

11.           We note your disclosure that the Company’s bylaws permit nominations of persons for election as directors to be made by (i) the board or (ii) any stockholder that is a stockholder of record at the time of giving the notice, that will be entitled to vote for the election of directors at the annual meeting and that complies with the required notice procedures.  Based on our reading of Section 2.16(a) of the Company’s bylaws, nominations also may be made “pursuant to the Corporation’s notice of meeting (or any supplements thereto)....”  If that is correct, please revise your disclosure accordingly.

Response:

The Company advises the Staff’s that it has revised the disclosure under the sub-captions “Nominations for Directors for the Annual Meeting for the Fiscal Year Ending July 31, 2009” on page 37 of the Proxy Statement and under the sub-caption “Stockholder Proposals for the Annual Meeting for the  Fiscal Year Ending July 31, 2009” on page 38 of the Proxy Statement to reflect the additional step in the procedures for both Nominations of Directors and the Stockholder Proposals for the Annual Meetings outlined in Section 2.16 (a); namely, that each must be made pursuant to the Corporation’s notice of meeting (or any supplements thereto).

Stockholder Proposals for the Annual Meeting for the Fiscal Year Ending July 31, 2009, page 24

12.           In the first paragraph on page 25 , it appears that the list of requirements for a written stockholder notice includes duplicative items.  Please revise your disclosure to delete such duplicative items.

Response:

The Company advises the Staff that it has revised the notice provision for the Advance Notice Bylaws for both the Director Nominations and Stockholder Proposals and relocated them to a separate sub-section on page 38 of the Proxy Statement entitled “Form of Stockholder Notice For Nomination Bylaw and Stockholder Proposal Bylaw.”

Stockholder Proposals for Inclusion in Proxy Statement for the Annual Meeting for the Fiscal Year Ending July 31, 2009, page 25

13.           Please tell us how you determined the November 1, 2008 submission date for stockholder proposals to be included in the proxy statement for the Company’s next annual meeting.

Response:

The Affidavit of Mailing signed by an employee of Computershare Communications Services, the Company’s transfer agent and registrar, certified that on February 29, 2008, such employee caused to be deposited in the United States mail, a Notice of Meeting and Proxy Statement, a proxy card, 10-K Wrap/Annual Report and a return mail envelope.  That Proxy Statement related to the last annual meeting of stockholders of the Company held on March 27, 2008.

Rule 14a-8(e) Question 5 (2) provides the means to calculate the deadline.  As stated therein, the proposal must be received at the company’s principal executive offices not less than 120 calendar days before the date of the company’s proxy statement released to the shareholders in connection with the previous year’s annual meeting.  Accordingly, November 1, 2008 is 120 calendar days prior to February 29th.

Incorporation of Certain Documents by Reference, page 25

14.           Please include a statement undertaking to provide, without charge, a copy of the documents that are incorporated by reference in the proxy statement to each person to whom a proxy statement is delivered, upon request of such person.  Please refer to Note D(2) to the cover page of Schedule 14A.

Response:

In response to the Staff’s comment, the Company has included an undertaking on page 40 of the Proxy Statement consistent with Note D (2) to Schedule 14A.

Exhibits

15.                                 Please file the fairness opinion from The Mentor Group as an exhibit to the proxy statement.

Response:

In response to the Staff’s comment, the Company has filed the fairness opinion from The Mentor Group as an exhibit to the Proxy Statement.

We acknowledge the following:

•                  The Company is responsible for the adequacy and accuracy of the disclosure in the filings reviewed by the Staff;

•                  Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•                  The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or would like any additional information, please do not hesitate to call me at (714) 668-6210 or Jason M. Rednour at (714) 668-6271.

Sincerely,

John F. Della Grotta
of Paul, Hastings, Janofsky & Walker LLP

cc:	Lilyanna L. Peyser, Esq.
Staff Attorney
U.S. Securities and Exchange Commission

Mr. Rohn Crabtree
Commerce Energy Group, Inc.

Mr. C. Douglas Mitchell
Commerce Energy Group, Inc.

(All cc’s with enclosures)